February 11, 2010

VIA FACSIMILE & REGULAR MAIL

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-4561

Attn:                   Timothy Buchmiller, Senior Attorney, Division of Corporation Finance

Mail Stop 3030

Re:                              Cubic Corporation

Form 10-K, Fiscal Year End September 30, 2009

File No. 001-08931

Dear Mr. Buchmiller:

Thank you for your comment letter dated January 28, 2010.  This is our initial response and also indicates the actions we propose to take regarding your comments.

Item 9a.  Controls and Procedures, page 63.

1.              As you requested, Cubic hereby confirms that its disclosure controls and procedures meet all requirements of Exchange Act Rule 13a-15(c) as of September 30, 2009.  This confirmation will be included in Cubic’s future filings.

Item 11.  Form 10K, Executive Compensation, page 65 and Definitive Proxy Statement, Report, Discussion and Analysis, page 6.

2.              You request that we provide information required by S-K 407(e)(5). We can file an amendment to our Form 10K to add the language required by S-K 407(e)(5)(i).  The names of the Committee members appear in the Committee section already.  The requirement of (5)(i)(B) is substantially complied with by the sentence on page 6 of the Proxy Statement in the last sentence of the first paragraph: “This report has been discussed with the Board of Directors…”  The Board minutes of December 8, 2009 show that the Board unanimously approved the current draft of the Proxy Statement which indicates both an appropriate recommendation (“unanimously”) and acceptance of that recommendation.  The language and information to shareholders is present; it is not in the exact format following S-K 407.

We apologize for the Compensation Committee “soliciting material” phrase placement; it is clearly incorrect.  It was located at that position several years ago on the suggestion of our outside counsel.

We will correct, as above, in future filings for clarity.  Please advise if that is acceptable or whether you require some other action.

3.              In future filings we will place the compensation discussion and analysis immediately prior to the Summary Compensation Table and separate from the Compensation Committee Report.

4.              The column “aggregate withdrawals and distributions” for the Nonqualified Deferred Compensation Table was omitted because there were no withdrawals or distributions for any covered period.  Please see S-K 402(a)(5).  In addition, footnote no. 1 to this table states that “the amounts shown have been deferred (and not taxed)…”  The amounts contributed are included, but the earnings on contributions for the year in question are not included in the compensation table.  We will clarify this point in future filings by a footnote to the Summary Compensation Table.

5.              Item 12.  Security Ownership.  The shares owned by Mr. Thomas were included in the total, but we missed the individual listing.  He owns 2,856.25 shares, including shares held in his 401(k) plan.  This will be corrected in future filings.

6.              Item 13.  Certain Relationships.  We confirm that we will include information required by Item 404(b) in applicable future filings.

7.              Future filings of Exhibit 31.1 will include the required language as you have noted.

The Company acknowledges that:

a.              It is responsible for the adequacy and accuracy of the disclosure in all filings;

b.             Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.              The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is pleased to further discuss any of the above matters, or any other matters, at your request.

Best regards,

/s/ William L. Hoese	/s/ Mark A. Harrison
William L. Hoese	Mark A. Harrison
VP, Corporate Secretary & General Counsel	VP & Corporate Controller

/s/ William W. Boyle
William W. Boyle
Sr. VP & CFO